UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HOOKIPA Pharma Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43906K100

(CUSIP Number)

31 DECEMBER 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90064101	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forbion Capital Fund II Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 927, 966
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 927, 966

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927, 966
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.10% (1)
12.	TYPE OF REPORTING PERSON OO

1

This percentage is calculated based upon 29,958,875 outstanding shares (26,139,143 shares of common stock and 3,819,732 shares of Class A common stock ) of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021

CUSIP No. 90064101	13G/A	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forbion II Management B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 927, 966
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 927, 966

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927, 966
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.10% (2)
12.	TYPE OF REPORTING PERSON OO

2

This percentage is calculated based upon 29,958,875 outstanding shares (26,139,143 shares of common stock and 3,819,732 shares of Class A common stock ) of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021

CUSIP No. 90064101	13G/A	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

HOOKIPA Pharma Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

50 Fifth Avenue, 72nd Floor, Suite 7240 New York, New York

Item 2(a).	Name of Person Filing:

This Statement is being filed by Forbion Capital Fund II Coöperatief U.A. (“Coop II ”), and Forbion II Management B.V. (“Forbion II”), the director of Coop II. Coop II and Forbion II are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

Item 2(c).	Citizenship:

Forbion Capital Fund II Coöperatief U.A. – The Netherlands

Forbion II Management B.V. – The Netherlands

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

43906K100

Item 3.

Item 4.	Ownership.

Forbion Capital Fund II Coöperatief U.A. is the beneficial owner of 927,966 shares of Common Stock (the “Shares”). In addition Coop II is entitled to certain stock options issued to SJH Van Deventer which are not exercised and are not in the money. Forbion II, the director of Coop II, has voting and investment power over the shares held by Coop II, which are exercised through Forbion’s investment committee, consisting of H. A. Slootweg, M. A. van Osch, H.N. Reithinger, G.J. Mulder and S. J. H. van Deventer. None of the members of the investment committee have individual voting and investment power with respect to such shares, and the members disclaim beneficial ownership of such shares except to the extent of their proportionate pecuniary interests therein.

(a)	Amount beneficially owned: 927,966

CUSIP No. 90064101	13G/A	Page 5 of 6 Pages

(b)	Percent of class: 3.10%

The foregoing percentage is calculated based upon 29,958,875 outstanding shares (26,139,143 shares of common stock and 3,819,732 shares of Class A common stock ) of Common Stock of the Issuer, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 927,966

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 927,966

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable .

CUSIP No. 90064101	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Forbion Capital Fund II Coöperatief U.A.

By:	/s/ V. Van Houten	/s/ H.A. Slootweg
	Name: V. van Houten	H.A. Slootweg
Title: Directors of its director

FORBION 1 MANAGEMENT B.V.

By:	/s/ V. van Houten	/s/ H.A. Slootweg
	Name: V. van Houten	H.A. Slootweg
Title: its Directors